SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

§ 240.13d-2(a)

Superior Industries international, inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
868168105
(CUSIP Number)
Steven J. Borick c/o Superior Industries International, Inc. 7800 Woodley Avenue Van Nuys, CA 91406
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐. ⁮

CUSIP No. 868168105	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Steven J. Borick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,468,251* (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,931,694* (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,468,251* (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,931,694* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,399,945* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.84%** (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IND

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

** Based on 27,221,638 shares outstanding. See Item 5(a).

CUSIP No. 868168105	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS The Louis L. Borick Administrative Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,131,694* (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,131,694* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,131,694* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

** Based on 27,221,638 shares outstanding. See Item 5(a).

CUSIP No. 868168105	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Nita Borick Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 800,000* (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 800,000* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.94%** (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

** Based on 27,221,638 shares outstanding. See Item 5(a).

CUSIP No. 868168105	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of common stock, no par value (each a “Share,” and, collectively, the “Shares”), of Superior Industries International, Inc. (the “Issuer”). The shares are listed on the New York Stock Exchange. The Issuer’s principal offices are located at 7800 Woodley Avenue, Van Nuys, CA 91406

Item 2.	Identity and Background.

The Reporting Persons (as hereafter defined) are Steven J. Borick (“Mr. Borick”), The Louis L. Borick Administrative Trust (“L. Borick Trust”), and The Nita Borick Management Trust (the “N. Borick Trust” and together with Mr. Borick and the L. Borick Trust, the “Reporting Persons”).

The ownership of the Reporting Persons includes the following: (i) 153,251 Shares held by Mr. Borick and options to purchase 1,315,000 Shares that are currently exercisable and are held directly by Mr. Borick (the “Borick Options”); (ii) 3,067,944 Shares held by the L. Borick Trust and options to purchase 63,750 Shares that are currently exercisable and held by the L. Borick Trust; and (iii) 800,000 Shares held by the N. Borick Trust. Mr. Borick is the sole trustee of the L. Borick Trust and, as a result, has shared voting and dispositive power of the Shares held by the L. Borick Trust with the L. Borick Trust. Mr. Borick is also a trustee of the N. Borick Trust and, as a result, has shared voting and dispositive power of the Shares held by the N. Borick Trust with the N. Borick Trust and the other trustee of the N. Borick Trust. The other trustee of the N. Borick Trust is Daniel Dominguez (the “Other Trustee”).

Mr. Borick’s principal occupation is the Chairman, Chief Executive Officer and President of the Issuer. Mr. Borick’s business address is c/o Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, CA 91406. Mr. Borick is a citizen of the United States of America.

Mr. Daniel Dominguez’s principal occupation is a financial advisor. Mr. Dominguez’s business address is 2707 Kipling Street, Houston, TX 77098. Mr. Dominguez is a citizen of the United States of America.

The L. Borick Trust is a trust organized under the laws of the State of California. The principal address of the L. Borick Trust is 7800 Woodley Avenue, Van Nuys, CA 91406. The N. Borick Trust is a trust organized under the laws of the State of Texas. The principal address of the N. Borick Trust is 2707 Kipling Street, Houston, TX 77098. The sole purpose of the L. Borick Trust and the N. Borick Trust (collectively, the “Trusts”) is to hold the Shares and other assets for the benefit of the beneficiaries of each of the Trusts.

The Reporting Persons and the Other Trustees have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by the Trusts were largely acquired by Mr. Louis L. Borick, the founder and former Chairman and Chief Executive Officer of the Issuer, in connection with his founding of the Issuer and as compensation for his service as a director and officer of the Issuer. The Shares held by the L. Borick Trust were transferred to the L. Borick Trust by Mr. Louis L. Borick for no consideration for estate and tax planning purposes and the Shares held by the N. Borick Trust were transferred to the N. Borick Trust by Ms. Nita Borick for no consideration for estate and tax planning purposes.

CUSIP No. 868168105	SCHEDULE 13D	Page 6 of 10 Pages

The Shares held by Mr. Borick were largely acquired by Mr. Borick via option exercises, market purchases and estate and tax planning transfers to Mr. Borick. The Borick Options were granted to Mr. Borick by the Issuer as compensation for his services as an officer of the Issuer and no additional consideration was paid by Mr. Borick for the Borick Options.

Item 4.	Purpose of Transaction.

As discussed in Item 3, Mr. Louis L. Borick transferred the Shares currently held by the Trusts for estate and tax planning purposes. The Trusts hold the Shares for investment purposes for the benefit of the beneficiaries of each of the Trusts. Mr. Borick received the Borick Options as compensation for his services as an officer of the Issuer. Mr. Borick holds the Borick Options for investment purposes.

While the Reporting Persons do not have any current plans, proposals or agreements with respect to the Shares, the Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer that the Reporting Persons may be subject to).

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,399,945 Shares, representing 19.84% of the Issuer’s outstanding Shares (based upon 27,221,638 outstanding Shares as of May 29, 2012).

(b) The ownership of the Reporting Persons includes the following: (i) 153,251 Shares held by Mr. Borick and options to purchase 1,315,000 Shares that are currently exercisable and are held directly by Mr. Borick (the “Borick Options”); (ii) 3,067,944 Shares held by the L. Borick Trust and options to purchase 63,750 Shares that are currently exercisable and held by the L. Borick Trust; and (iii) 800,000 Shares held by the N. Borick Trust. Mr. Borick has sole voting and dispositive power over the Borick Options. Mr. Borick is the sole trustee of the L. Borick Trust and, as a result, has shared voting and dispositive power of the Shares held by the L. Borick Trust with the L. Borick Trust. Mr. Borick is also a trustee of the N. Borick Trust and, as a result, has shared voting and dispositive power of the Shares held by the N. Borick Trust with the N. Borick Trust and the Other Trustees.

(c) The Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 868168105	SCHEDULE 13D	Page 7 of 10 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated ________, 2012, among Mr. Borick, the L. Borick Trust and the N. Borick Trust.

CUSIP No. 868168105	SCHEDULE 13D	Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: _________, 2012	STEVEN J. BORICK

	By:	/s/ Steven J. Borick
	Name:	Steven J. Borick

THE LOUIS L. BORICK ADMINISTRATIVE TRUST

	By:	/s/ Steven J. Borick
	Name:	Steven J. Borick
	Title:	Trustee
THE NITA BORICK MANAGEMENT TRUST

	By:	/s/ Steven J. Borick
	Name:	Steven J. Borick
	Title:	Trustee

CUSIP No. 868168105	SCHEDULE 13D	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated _______________, 2012, among Mr. Borick, the L. Borick Trust and the N. Borick Trust.